UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2 Certificate of Accounting of Securities and Similar Investments in the Custody of	OMB Number: 3235-0360 Expires: March 31, 2021 Estimated average burden hours per response 2.0
Management Investment Companies

                                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-02201				Date examination completed: July 19, 2019
2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):
3. Exact name of investment company as specified in registration statement:
Insight Select Income Fund
4. Address of principal executive office (number, street, city, state, zip code):
200 Park Avenue, 7th Floor
New York, NY 10166

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Insight Select Income Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Insight Select Income Fund, (the “Fund”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of June 30, 2019. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2019, and with respect to agreement of security and similar investments purchases and sales, for the period April 1, 2019 to June 30, 2019.

•	Confirmation of all securities held by BNY Mellon, custodian in book entry form and reconciliation with depositories and subcustodians used by BNY Mellon.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund and the custodian, BNY Mellon.

•	Confirmation of all time deposits with broker/banks and agreement with custodian records.

•	Agreement of five security purchases and five security sales from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Insight Select Income Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2019, with respect to securities and similar investments reflected in the investment accounts of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Insight Select Income Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

July 19, 2019

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH CERTAIN PROVISIONS OF THE

INVESTMENT COMPANY ACT OF 1940

July 19, 2019

I, as a member of management of the Insight Select Income Fund (the “Fund” ), am responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule I7f-2 as of June 30, 2019, and from April 1, 2019 through June 30, 2019.

Based on this evaluation, I assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2019, and from April 1, 2019 through June 30, 2019 with respect to securities and similar investments reflected in the investment accounts of the Fund.

Insight Select Income Fund

Clifford D. Corso
President

Thomas E. Stabile
Treasurer